Exhibit 21.1

Subsidiaries of the Registrant

The following will be the subsidiaries of the Registrant upon the Corporate Reorganization prior to the consummation of this offering:

Name	Principal Activities	Country
Direct subsidiary
1. Treviso Empreendimentos, Participações e Comércio S.A.	Holding company	Brazil
Indirect subsidiaries (subsidiaries of Treviso Empreendimentos, Participações e Comércio S.A.)
1. Sociedade Educacional Leonardo da Vinci S/S Ltda	Distance learning, on-campus undergraduate and continuing education courses	Brazil
2. Sociedade Educacional do Vale do Itapocu S/S Ltda.	On-campus undergraduate and continuing education courses	Brazil
3. FAIR Educacional Ltda.	On-campus undergraduate and continuing education courses	Brazil
4. FAC Educacional Ltda.	On-campus undergraduate and continuing education courses	Brazil